Exhibit 99.10

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

May 24, 2006

Release 17-06

EUROZINC APPOINTS CHIEF OPERATING OFFICER

EuroZinc Mining Corporation is pleased to announce the appointment of Mr. João Carrêlo to the position of Executive Vice President and Chief Operating Officer. Mr. Carrêlo is currently EuroZinc’s Country Manager in Portugal and Managing Director of Somincor (a wholly owned subsidiary of EuroZinc that owns the Neves-Corvo copper/zinc mine) and he will continue to fulfill these roles.

Mr. Carrêlo, a graduate mining engineer with an MBA, received his formal education in Great Britain and his operating and business experience in Europe, South Africa and Latin America. C.K. Benner, Vice Chairman of EuroZinc, said “João brings to EuroZinc extensive international management experience in mining and related businesses, and he has had very positive impact on the operations and corporate activities of the company since joining us last year.” Mr. Carrêlo will continue to reside in Portugal while developing the zinc operations at Neves-Corvo and Aljustrel, and building the  operating and management teams.

EuroZinc is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The Company owns the Neves-Corvo mine in Portugal, which is currently the largest and highest grade underground copper mine in Europe, and will soon become a zinc mine as well. The Company also owns and is preparing to reopen the Aljustrel mine in Portugal, which will be one of the largest zinc mines in Europe and will also produce lead, silver and copper.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.